Q3-2013 CONFERENCE CALL SCRIPT: FINAL

SLIDE#1: CONFERENCE CALL TITLE SLIDE

SPEAKER: OPERATOR

SLIDE#2: CONFERENCE CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [OPERATOR]. Good morning everyone, and thank you for joining us to discuss our third quarter financial results. On the call with us today are David Reis, CEO; and Erez Simha, CFO and COO-Israel of Stratasys. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release. In addition, a replay of today’s call, including access to the slide presentation, will be made available on the Investor Section of our web site later today.

SLIDE#3: FLS

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot acquisition) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to complete the MakerBot acquisition and to successfully put in place and execute an effective post-acquisition integration plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report for 2012 filed on Form 20-F and in other reports that the Company files with the U.S. Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Now I’d like to turn the call over to David Reis, Chief Executive Officer of Stratasys. David.

SLIDE#4: Q3-2013 HIGHLIGHTS

SPEAKER: DAVID REIS

Thank you, Shane, and good morning everyone. Thank you for joining today’s call.

We are very pleased with our record third quarter results.

Our organic growth rate accelerated to 26% during the third quarter over last year, as synergies from the merger between Stratasys and Objet continue to develop.

Overall, we recognized strong growth across multiple product lines that address an expanding range of applications, and we sustained strong margins which helped drive record non-GAAP profitability for the quarter.

We were especially pleased with the contribution made by our recent acquisition of MakerBot, which contributed $11.6 million in non-GAAP revenue from the closing of the transaction on August 15th, through the end of the third quarter.

In addition to our strong financial results, we have:

We reinforced our commitment to expanding our global market presence and reach to meet rising demand by investing in our global sales, marketing, and channel infrastructure, especially in Asia.

We demonstrated our commitment to internal product development, with the release of several new product and material offerings, backed up by our industry-leading R&D investment levels.

And, we completed a successful equity offering of approximately 5.2 million shares, raising over $460 million. This additional capital strengthens our balance sheet and improves our ability to execute on internal expansion plans, as well as capitalize on other acquisition opportunities.

We began the fourth quarter with positive momentum, and have raised our financial guidance to reflect our positive outlook.

I will return later in the call to provide more details on our third quarter developments and strategy, but first I would like to turn the call over to our CFO and COO-Israel, Erez Simha, who will provide you details on our financial results.

SLIDE#5: FINANCIALS – QUARTER HIGHLIGHTS

SPEAKER: EREZ SIMHA

Thank you, David, and good morning everyone.

As in previous quarters, our focus on today’s call will be on the non-GAAP financial results of the combined company – Stratasys Ltd. – for the third quarter of 2013 and pro forma non-GAAP financial results for the Stratasys-Objet merger in the third quarter of 2012.

These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Note that when we refer to GAAP metrics in respect of periods prior to January 1, 2013, we are referring to pro forma GAAP numbers prepared in accordance with Article 11 of SEC Article SX, which give effect to the merger between Stratasys and Objet as though it had occurred on January 1 of 2012 with one-time transaction costs excluded from the numbers.

We should also note that we are not providing any pro forma financial results for the MakerBot acquisition. The GAAP and non-GAAP results presented for Stratasys Ltd. include MakerBot results at the close of the acquisition on August 15th of this year.

The non-GAAP to GAAP reconciliations are provided in a table contained in our slide presentation and press release.

As David mentioned in his opening remarks, we are very pleased with our third quarter performance.

We generated $126.1 million in non-GAAP revenue in the third quarter, an impressive increase of 39% over the same period last year. GAAP revenue for the third quarter of 2013 was $125.6 million.

Excluding MakerBot, our organic revenue growth was also impressive at 26% over the same period last year.

We are pleased to see the revenue synergies from the merger between Stratasys and Objet continue to develop, which is reflected in our strong organic growth rate.

Gross margin remained relatively strong during the third quarter, as the impact of acquiring MakerBot, which maintains slightly lower gross margin, was mostly offset by the strong growth of our higher-margin systems and consumables.

Non-GAAP operating margin declined to 19.2% from 24.0%, and non-GAAP net income margin declined to 15.9% from 18.3% over the same period last year, driven by the impact of MakerBot and incremental investments in sales, marketing and new product development.

We generated record non-GAAP earnings of $20.0 million, or $0.45 per share, a 21% increase over the $16.6 million, or $0.41 share for the same period last year.

And lastly, we raised our non-GAAP financial guidance for the year given our positive outlook.

SLIDE#6: REVENUE DETAILS

Non-GAAP product revenues in the third quarter of 2013 increased by 41% to $108.3 million, as compared to pro forma combined product revenues in the third quarter of 2012.

Within product revenue, system & other revenue increased by 47% in the third quarter over the same pro forma period last year.

MakerBot experience strong sales of their desktop 3D printers, as it contributed $11.6 million, mostly in system revenue for the quarter.

We also observed strong sales of our higher-priced Production and Design Series systems, with unit sales increasing by 27% for the third quarter, as compared to the pro forma period last year.

This growth continues to be driven by the development of new DDM applications for our Fortus systems, and the continued adoption of our Connex systems for complex prototyping applications.

Consumables revenue in the third quarter of 2013 increased by 30% as compared to the pro forma period last year, driven by an acceleration in customer usage, our growing installed base of systems and the company’s efforts surrounding application training and material education for both our channel and end users.

The strong sales of our Production and Design Series systems in prior periods contributed to strong consumables sales growth, given their relatively higher consumable utilization rates.

We believe that the continued strength in the Production and Design Series system sales are positive indicators of consumables revenue growth in future periods.

Revenues from our service offerings in the third quarter of 2013 increased by 28% to $17.7 million, as compared to the pro forma period last year.

The growth in service revenues is attributable to increased revenue from maintenance contracts and service parts, reflecting our growing base of installed systems.

In addition, revenue from our RedEye paid parts service increased by 37% for the third quarter over third quarter last year, primarily due to an increasing demand for large and complex production parts, as well as the ongoing development of the RedEye sales channel.

SLIDE#7: SYSTEM SALES

The number of 3D printers shipped in the third quarter was 5,925 units as compared to 1,214 units shipped in the third quarter of 2012 on a pro forma combined basis.

The significant increase in unit shipments resulted primarily from the inclusion of MakerBot since the closing the acquisition on August 15th.

Including all systems sold by Stratasys and MakerBot, the company has now sold 64,855 units worldwide on a pro forma combined basis.

SLIDE#8: GROSS PROFIT

As expected, due to the MakerBot transaction, non-GAAP gross margin percentage declined slightly to 58.8% in the third quarter over the 59.9% for the same pro forma period last year.

Non-GAAP product gross margin percentage benefited during the quarter from and overall increase in sales volume to cover fixed overhead; and a product mix that favored our higher-margin systems and consumables.

SLIDE#9: OPERATING PROFIT

Non-GAAP net research and development expenses increased by 51% to $12.0 million in the third quarter as compared to the pro forma period last year, driven by the inclusion of MakerBot R&D expenses, as well as higher spending on new projects.

Non-GAAP SG&A expenses increased by 53% for the third quarter as compared to the pro forma period last year, driven by the inclusion of MakerBot SG&A expenses, as well as:

Expanded headcount to support our growth plans; higher commission expenses to due to increased sales; and more importantly, incremental sales, marketing & infrastructure investments.

SLIDE#10 GROWTH DRIVERS

Slide #10 provides you with an overview of the major growth drivers we have discussed for the period.

SLIDE#11 GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

Asia-Pacific was our fastest growing region during the third quarter as compared to the pro forma period last year, driven by our ramp in sales and marketing investments in the region.

NON-GAAP APPENDIX REMINDER

I won’t be reviewing the specific reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided in the slides appearing at the end of our presentation, as well as in our earnings release.

SLIDE#12: BALANCE SHEET & CASH FLOW

Our cash and cash equivalents balance, short term deposits and investments increased by approximately $467 million to $616.5 million at the end of the third quarter.

The increase resulted from our successful equity offering of approximately 5.2 million shares in September.

The company now has improved flexibility to invest for growth.

SLIDE#13: SUMMARY & CHART

In summary, we are very pleased with our third quarter results.

We generated an impressive acceleration in organic growth; observed a strong contribution from MakerBot; and generated record non-GAAP profitability.

We have strengthened our balance sheet, and continue to position the company for future growth through strategic investments in R&D and channel development, as well as additional acquisitions.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will update you on our financial guidance, Shane.

SLIDE#14: GUIDANCE

SPEAKER: SHANE GLENN

The company’s overall outlook has improved for Q4 2013, which is reflected in an upward revision to 2013 financial guidance.

Earnings per share guidance incorporates a $0.06 per share positive impact from the improved outlook. This $0.06 per share improvement is offset by $0.06 per share of earnings dilution resulting from the company’s public offering of approximately 5.2 million shares on September 18, 2013.

The earnings impact for the equity offering, which occurred during the third quarter, had not been previously incorporated into our financial guidance.

GAAP earnings guidance has been revised principally to reflect higher estimates for stock compensation expense; revised amortization expense related to acquired MakerBot intangible assets; and higher expenses related to the MakerBot performance bonus plan.

Accordingly, Stratasys is updating its financial guidance for the fiscal year ending December 31, 2013 as follows:

  Revenue guidance of $470 million to $490 million; versus previous guidance of $455 million to $480 million.
  Non-GAAP earnings guidance of $1.75 to $1.90 per diluted share.
  GAAP earnings guidance of a ($0.83) to ($0.55) per share loss; versus previous guidance of ($0.76) to ($0.49) per share loss.

Non-GAAP earnings guidance excludes $67.2 million of projected amortization of intangible assets; $22.2 million to $24.9 million of share-based compensation expense; and $18.1 million to $20.7 million in merger-related expenses.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

The reconciliation to GAAP is provided in the slide presentation and our press release.

SLIDE#15 GUIDANCE – TARGET MODEL

Our long-term target operating model remains:

  Annual organic revenue growth of at least 20 percent;
  Non-GAAP operating income as a percent of sales of between 20 and 25 percent;

  An effective tax rate of between 15 and 20 percent; and
  Non-GAAP net income as a percent of sales of between 16 and 21 percent.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview. David.

SLIDE#16: MERGER UPDATE

SPEAKER: DAVID REIS

Thank you Shane.

I would first like to reiterate our progress in the Stratasys and Objet merger integration which is leading to meaningful revenue synergies, and reflected in our 26% organic revenue growth in the third quarter.

We observed an acceleration of cross selling opportunities during the period, as our channel partners are increasingly focused on complementary sales.

The feedback we are getting from our channel partners and customers has been very positive.

We look forward to sustaining this positive momentum as we finish the year and begin 2014.

SLIDE#17, 18 & 19: MAKERBOT UPDATE

In August, we completed our acquisition of MakerBot, a leading manufacturer within the rapidly growing desktop 3D printer category.

MakerBot provides an affordable, reliable, and accessible desktop 3D printing experience that is driving strong sales of their products.

The MakerBot 3D Ecosystem includes two Replicator 3D Printers, the MakerBot Digitizer 3D Scanner, Thingiverse.com, MakerWare Software, and the MakerBot retail store experience.

Stratasys and MakerBot estimate that between 35,000 to 40,000 desktop 3D printers were sold in 2012. This number is estimated to double in 2013, as individual designers, engineers and manufacturers incorporate 3D Printing into their product development and manufacturing processes.

Exposure to 3D printing leads to increased demand for 3D printing capabilities, as customers find new and innovative use cases for the technology that adds significant value to their businesses.

The rapid growth of MakerBot and the desktop category is demonstrated by MakerBot’s strong third quarter performance, as it contributed $11.6 million in non-GAAP revenue to the period.

In addition to this impressive growth, MakerBot is developing a community of users that we believe will lead to additional business opportunities in the future.

For example, the company has built a strong and loyal user community on Thingiverse.com, a 3D design community for discovering, sharing and printing 3D models.

Thingiverse has become the world’s largest 3D printing community, and is exhibiting some impressive usage trends.

The site has over 130,000 total users, with 10,000 added in September alone.

It has over 100,000 downloadable objects, and is growing at a rate of nearly 7,000 new objects per month.

In the first 9 months of 2013, Thingiverse was visited over 11,000,000 times, with nearly 5,000,000 unique visitors.

Each month, Thingiverse has an average of approximately 600,000 unique visitors.

We believe we have only begun to tap into the potential of 3D printing, and are excited about the many ways MakerBot can help capitalize that opportunity.

SLIDE#20: NEW PRODUCTS

In addition to inorganic opportunities like MakerBot, internal product development remains a top priority, which we demonstrated with the release of two innovative systems during the third quarter.

The 3Z MAX, introduced in August by our Solidscape subsidiary, is the fastest 3D wax printer ever introduced by the company.

The 3Z MAX supports higher throughput and delivers significant production gains when working with precision designs in jewelry, industrial and medical applications.

MakerBot also launched the MakerBot Digitizer Desktop 3D Scanner, a fast and reliable way to turn objects into 3D models that you can then modify, improve, share, and 3D print.

We believe the Digitizer is unlike any other product, and will define the desktop 3D scanning space. The scanner is paired with simple, yet sophisticated software to create clean, watertight models.

Additionally, we launched two materials for the MakerBot platform, including a new flexible filament and a new dissolvable support material.

The MakerBot Flexible Filament allows for printing items that include functional hinges, joints, and items that can be shaped after printing. MakerBot Dissolvable Filament is a new material for use in conjunction with ABS filament that adds dissolvable support structures for the creation of detailed and delicate internal geometries, including moving parts. Beyond these two new materials, MakerBot recently added 7 new colors to its catalogue of PLA and ABS filament.

Bringing these innovative new capabilities down to the desktop 3D printing space helps reinforce MakerBot’s status as a market leader.

Going forward, we will continue to invest aggressively in new product develop.

We invested approximately $12.0 million in R&D projects during the third quarter; a level we believe is unmatched within the industry. This level of investment continues to produce products that both expand the functionality of existing platforms, as well as create new category defining product lines.

You should expect to see an acceleration in our new product introductions over the coming months.

SLIDE#21: EXPANDING REACH AND NEW MARKETS

In addition to new product offerings, we are aggressively expanding our global customer reach, especially in Asia.

Our expansion in Asia is multi-faceted. First, in the third quarter we announced a major distribution agreement with the Aurora Group, a leading provider of office automation equipment in China.

A subsidiary of the Aurora Group, Shanghai Aurora Office Automation, will act as a master distributor and service provider for the Idea Series of 3D printers in China.

We have seen strong demand in that region, and we believe tapping into the Aurora Group’s local knowledge and network will improve our ability to meet that demand.

Secondly, we recently announced the opening of a local sales office in Singapore. A local presence in Singapore strengthens our ability to meet the needs of this region.

The Singaporean government has pledged an investment of $500 million over the next five years as part of its “Future of Manufacturing” program, with the goal of kick starting advanced manufacturing technology adoption. We believe we are uniquely positioned to help with this initiative, and our local office will allow us to capture the opportunity.

Lastly, and most recently, we announced our intent to exercise our option to acquire the remaining holdings from Fasotec in Stratasys Japan. Following the exercise of the option, Stratasys Japan will become a wholly owned subsidiary of Stratasys Ltd.

Acquiring Fasotec’s minority interest in our Japanese business will allow us to invest in additional infrastructure to meet the region’s growing demand.

We are also expanding our reach in the desktop category. MakerBot recently entered into a strategic agreement that allows Ingram Micro, a Fortune 100 company and the world’s largest wholesale technology distributor, to act as a distributor in the U.S. for their products.

MakerBot also announced the opening of two new retail locations before the holidays. The new MakerBot Stores are located in Boston and Greenwich, Connecticut, and will join MakerBot’s flagship NYC retail store in offering MakerBot products.

SLIDE#22, 23: APPLICATIONS & MAINSTREAM ADOPTION

Innovative applications and the mainstream adoption of 3D printing continue to drive new growth opportunities for Stratasys.

For example, Seuffer, a German part supplier for appliances and commercial vehicles, recently shared how the use of Stratasys 3D printing technology to create first draft versions of injection molds has resulted in 97% cost savings.

Certain processes that previously required up to eight weeks for the manufacture of metal tooling can now be replaced overnight with 3D printing in applications that require short-run production.

The ability to streamline the tool creation process for producing these parts is another example of how Stratasys can revolutionize manufacturing by augmenting traditional processes, or by providing a cost-effective alternative for certain applications.

Our previously announced partnership with The UPS Store to provide in-store 3D printing services is moving forward, with six UPS Store locations offering the service using our uPrint 3D printers.

We see this program as another indication of the rising mainstream adoption of 3D printing, and we are excited to support the project.

We are observing new applications from our entire range of products, including desktop 3D printers. For example, engineers from Lockheed Martin used MakerBot Desktop 3D Printers in the design of NASA’s James Webb Space Telescope.

At a recent event at the flagship MakerBot Store in NYC, the architecture firm Perkins + Will noted that use of MakerBot 3D Printers for in-house modeling had resulted in over 90% cost savings, while increasing turnaround time and flexibility.

As you can see, our industry remains ripe for expansion, as new and innovative applications continue to emerge for our technology.

SLIDE#24: SUMMARY & OUTLOOK

In summary:
1.	We are extremely pleased with our record third quarter results. The organic growth rate we enjoyed in the quarter highlights the ongoing progress we are making with the integration of Stratasys and Objet, as well as the favorable market conditions that persist within our industry.
2.	Our strong organic growth, combined with the significant contribution we expect from MakerBot, should help contribute to a strong finish in 2013.
3.	Accordingly, we have raised our non-GAAP financial guidance for 2013.
4.	Looking beyond 2013, we are well positioned to sustain our positive momentum as we accelerate our rate of new product introductions, expand our global market reach, and prepare to capitalize on additional inorganic growth opportunities.
5.	We are excited about our future and look forward to executing on the many opportunities we have before us.

SLIDE#25: Q&A
SLIDE#26: RECONCILIATION TABLES
SLIDE#27: RECONCILIATION TABLES